Mail Stop 3561

April 7, 2009

BY U.S. MAIL and FACSIMILE

Ms. Alison K. Engel
 Chief Financial Officer
A. H. BELO CORPORATION
P.O. Box 224866
Dallas, Texas 75222-4866

      Re: A. H. Belo Corporation
              Item 4.01 Form 8-K, filed April 2, 2009
              File No. 1-33741

Dear Ms. Engel:

      We have completed our review of your Form 8-K and have no further comments at this time.

                          Sincerely,

                          Beverly A. Singleton
                          Staff Accountant